CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2006

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors.

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30	December 31
	2006	2005
	(unaudited)	(restated - note 3)
ASSETS

Current assets
Cash and equivalents	$2,960,688	$4,009,244
Accounts receivable	631,946	200,588
Amounts due from related party (note 8)	361,680	152,319
Prepaid expenses	780,861	56,669
	4,735,175	4,418,820

Mineral property interests	1,903,525	1,903,525
Equipment (note 4)	547,587	132,241
Investments	1	1
	$7,186,288	$6,454,587

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued liabilities	$1,955,075	$500,346
Convertible promissory note (note 6)	$10,864,163	–
	12,819,238	500,346

Non-controlling interest (note 3)	–	944,880

Shareholders' equity (deficit)
Share capital (note 7)	25,281,865	19,465,518
Convertible promissory note - conversion right (note 6)	695,932	–
Contributed surplus (note 7)	1,935,343	545,035
Deficit	(33,546,090)	(15,001,192)
	(5,632,950)	5,009,361
Continuing operations (note 1)
Proposed merger transaction (note 9)

	$7,186,288	$6,454,587

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Gerald Panneton	/s/ Jeffrey Mason

Gerald Panneton	Jeffrey Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Expenses (income)
Conference and travel	302,923	31,548	649,411	66,976
Exploration (schedule)	6,984,840	1,835,339	14,427,720	3,868,356
Foreign exchange	(49,866)	(9,576)	(23,044)	(25,998)
Interest income	(13,894)	(33,133)	(38,625)	(112,103)
Interest expense	211,328	–	211,328	–
Legal, accounting and audit	228,194	47,923	611,464	194,204
Office and administration	385,103	193,563	1,269,719	521,838
Stock-based compensation - administration (note 7)	635,803	130,424	1,236,225	329,610
Stock-based compensation - exploration (note 7)	115,156	17,131	309,970	196,455
Project investigation	–	–	–	20,634
Shareholder communications	78,683	45,195	284,912	121,549
Trust and filing	19,000	7,462	50,698	37,474
Loss before taxes	8,897,270	2,265,876	18,989,778	5,218,995

Business taxes (note 10)	500,000	–	500,000	–
Loss before non-controlling interest	9,397,270	2,265,876	19,489,778	5,218,995

Non-controlling interest (note 3)	–	–	944,880	–

Loss for the period	$9,397,270	$2,265,876	$18,544,898	$5,218,995

Basic and diluted loss per common share	$0.18	$0.06	$0.37	$0.14

Weighted average number of common shares outstanding	53,028,123	39,760,874	50,505,805	38,427,093

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Nine months ended September 30
	2006	2005
Deficit, beginning of period	$15,001,192	$6,420,405
Loss for the period	18,544,898	5,218,995

Deficit, end of period	$33,546,090	$11,639,400

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
Cash provided by (used for)	2006	2005	2006	2005

Operating activities
Loss for the period	$(9,397,270)	$(2,265,876)	$(18,544,898)	$(5,218,995)
Items not involving cash
Non-controlling interest	–	–	(944,880)	–
Accretion, net of interest paid	60,095	–	60,095	–
Stock-based compensation	750,959	147,555	1,546,195	526,065
Amortization	40,361	5,872	88,422	7,275
Changes in non-cash operating working capital
Accounts receivable	(150,306)	21,653	(431,358)	(141,768)
Prepaid expenses	(262,572)	(36,516)	(724,192)	35,563
Accounts payable and accrued liabilities	1,102,075	(280,860)	1,454,729	609,876
Cash used for operating activities	(7,856,658)	(2,408,172)	(17,495,887)	(4,181,984)

Investing activities
Acquisition of equipment	(90,751)	(103,412)	(503,768)	(117,442)
Cash used for investing activities	(90,751)	(103,412)	(503,768)	(117,442)

Financing activities
Issuance of common shares, net of issue costs	728,299	1,860,321	5,660,459	2,291,892
Issuance of convertible promissory note	11,500,000	–	11,500,000	–
Due from related parties, net	(2,066,159)	(634,630)	(209,360)	(829,218)
Cash provided by financing activities	10,162,140	1,225,691	16,951,099	1,462,674

Increase (Decrease) in cash and equivalents	2,214,731	(1,285,893)	(1,048,556)	(2,836,752)
Cash and equivalents, beginning of period	745,957	5,845,449	4,009,244	7,396,308

Cash and equivalents, end of period	$2,960,688	$4,559,556	$2,960,688	$4,559,556

Supplementary information
Taxes paid	$–	$–	$–	$–
Interest paid	$151,233	$–	$151,233	$–

Non-cash financing and investing activities
Fair value of stock options transferred to share capital
on options exercised from contributed surplus	$5,383	$299,910	$155,888	$1,289,113

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
Xietongmen Property, China	2006	2005	2006	2005

Exploration Expenses
Amortization	$40,361	$5,872	$88,422	$7,275
Assays and analysis	510,325	154,052	1,410,707	256,027
Drilling	2,158,798	696,275	4,729,447	1,704,045
Engineering	2,509,439	5,913	3,553,125	12,833
Environmental	252,449	–	423,982	–
Equipment rentals and leases	137,955	28,276	386,385	82,405
Freight	–	–	16,156	–
Geological	355,716	266,851	1,310,575	677,710
Graphics	21,018	7,221	71,906	28,784
Property Fees/Assessments	14,159	–	36,160	–
Reclamation fees	–	(11,027)	–	17,079
Site activities	484,226	362,280	1,244,008	537,770
Socioeconomic	303,438	218,332	617,791	311,604
Transportation	196,956	101,294	539,056	232,824
Incurred during the period	6,984,840	1,835,339	14,427,720	3,868,356
Non-cash stock based compensation	115,156	17,131	309,970	196,455
	7,099,996	1,852,470	14,737,690	4,064,811
Cumulative balance, beginning of period	17,354,270	5,585,073	9,716,576	3,372,732
Cumulative balance, end of period	$24,454,266	$7,437,543	$24,454,266	$7,437,543

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

1.	CONTINUING OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s amended and restated annual consolidated financial statements for the year ended December 31, 2005 as filed on SEDAR (www.sedar.com) on August 24, 2006.

Operating results for the three and nine month periods ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006 or for any other period.

These interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to discharge current liabilities and meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries.

All material inter-company balances and transactions have been eliminated.

3	RESTATEMENT

The consolidated balance sheet as at December 31, 2005 has been amended and restated to increase the value assigned to non-controlling interest and mineral property interests recorded as a result of the acquisition of 50% of Highland Mining Inc. by $904,519, which amendment reflects the non-controlling interest at their fair value, instead of at the book value of the assets acquired as previously recorded, at the date the Company became the primary beneficiary, in order to comply with the provisions of AcG-15 on variable interest entities. This restatement had no impact on working capital, shareholders’ equity or on any amounts or totals reported in the statements of operations, deficit or cash flows or the schedule of exploration expenses as at and for the year ended December 31, 2005 (refer to notes 2(r) and 4(a) of the amended and restated

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

consolidated financial statements as at and for the year ended December 31, 2005 which were filed on SEDAR on August 24, 2006).

The consolidated balance sheet, statement of operations and cash flow for the nine months ended September 30, 2006 include the effects of the non-controlling interest’s share of the joint venture losses after giving effect to the amended value assigned to the non-controlling interest at the date of combination. Accordingly, non-controlling interest has been reduced to zero to reflect the share of the loss incurred by Highland Mining Inc.

4.	EQUIPMENT

	September 30, 2006			December 31, 2005
		Accumulated	Net book		Accumulated		Net book
	Cost	amortization	value	Cost	amortization		value

Vehicles	$395,232	$49,580	$345,652	$109,702	$2,806		$106,896
Buildings	44,020	4,788	39,232	12,767	–		12,767
Field
equipment	126,182	20,865	105,317	5,356	–		5,356
Computers	56,932	12,170	44,762	6,269	–		6,269
Furniture	16,447	3,823	12,624	953	–		953
						$
	$638,813	$91,226	$547,587	$135,047	$2,806		132,241

5.	EXPLORATION COSTS RECOVERY

Xietongmen Property

In April 2006, the Company completed the exploration expenditure requirement to exercise the Second Option pursuant to the Option Agreement to earn-in an additional 10% (to a total of 60%) interest in Highland Mining Inc. (“HMI”), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. (“Tian Yuan”), a “wholly-foreign owned enterprise” in China which owns 100% of the Xietongmen Property. On July 1, 2006, the Company served notice to Great China Mining Inc. (“GCMI”), which owns the remaining interest in HMI, of its intention to exercise the Second Option.

Under the terms of the Option Agreement, once the Second Option is exercised and a total of US$8 million in exploration expenditures is funded by the Company, further equity and/or loan funding of HMI will be proportional to interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others.

As of September 30, 2006, the Company had exercised the Second Option and funded in excess of the US$8 million in exploration expenditures required under the Option Agreement. Under the Option Agreement, GCMI’s 40% portion, or $5,342,650, of the exploration expenditures in excess of the US$8 million have yet to be funded. The Company is currently in the process of

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

completing a merger transaction with GCMI (note 9). The merger agreement related to this transaction stipulates that no “cash call” can be made to GCMI during the merger process, which have yet to close. As such, GCMI’s 40% of the funding in excess of the US$8 million have not been reflected in these interim consolidated financial statements.

6.	CONVERTIBLE PROMISSORY NOTE

On August 29, 2006, the Company issued to Taseko Mines Ltd. (“Taseko”), a public company with certain directors in common with the Company, a $11.5 million Convertible Promissory Note of the Company (the “Note”).

Taseko has the right to convert any or the entire principal then outstanding under the one year Note, plus a 5% premium into the Company’s common shares at $2.05 per share if the Note is exercised within the first six months or, at $2.25 per share if exercised in the second six months. Taseko also receives the right to participate in the Company’s future financings (the “Participation Right”) and in such event can redeem the Note at 105% of the $11.5 million principal amount of the Note and use the proceeds to subscribe for securities offered under such future financing. In addition, upon conversion of the Note or its redemption in the event that the Participation Right is exercised, Taseko will acquire a right of first refusal (the “Pre-Emptive Right”) for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities, excepting certain normal course securities offerings and strategic alliances, offered by the Company in a subsequent financing until a maximum of 19.9% of the Company’s then outstanding shares on a fully diluted basis are held by Taseko. If Taseko fails to exercise the Pre-Emptive Right in regards to any offered securities under a future financing, the Pre-Emptive Right thereupon expires.

The Note provides for interest at the rate of 16% per annum payable monthly. Interest is payable in cash, or at Taseko’s election, in the Company’s common shares based upon the higher of the five day volume weighted average of the closing price of Company’s common shares at the time the interest payment is due or the signing of the agreement. Repayment of the Note is secured by an indirect pledge of the Company’s 60% interest in the Xietongmen property, which security interest will be subordinated, if necessary, to any security interest granted by the Company in respect of senior debt. The Company retains the right to pre-pay the Note on 10 days notice, after 180 days from closing.

Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the Notes between (i) the estimated fair value of the option to convert the Notes into common shares and (ii) the estimated fair value of the future cash outflows related to the Notes. At issuance, the Company estimated the fair value of the conversion option to be $695,932, using the Black Scholes Option pricing model with the following assumptions:

Risk free interest rate	4%
Expected life	1 year
Expected volatility	61.7%
Expected dividends	nil

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

The residual carrying value of the convertible note is accreted to the face value of the convertible note over the life of the note by a charge to the consolidated statement of operations. The continuity of the convertible note is as follows:

Present value of convertible promissory notes at issuance	$10,804,068
Accretion for the period	60,095
End of period	10,864,163
Conversion right	695,932
Convertible note and conversion right	$11,560,095

Summary of the convertible note terms
Principal amount of convertible promissory notes	$11,500,000
Conversion price (1)	$2.05
Maximum number of common shares potentially issuable
under unexercised conversion right	5,890,244

(1)

Taseko has the right to convert any or the entire principal then outstanding under the one year Note, plus a 5% premium into Continental common shares at $2.05 per share if the Note is exercised within the first six months or, at $2.25 per share if exercised in the second six months.

On October 2, 2006, Taseko provided written notice to the Company that it elects to receive interest payments in the form of cash for the month of September 2006 and until it elects otherwise.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

7.	SHAREHOLDERS’ EQUITY

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of non-voting, redeemable preferred shares.

(b)	Issued and outstanding common share capital

	Number of	Dollar
	common shares	Amount
Balance, December 31, 2005	47,306,185	$19,465,518
Share purchase options exercised	164,666	190,359
Share purchase warrants exercised, net of issuance costs	5,640,000	5,470,100
Fair value of stock options allocated to shares issued on exercise	–	155,888
Balance, September 30, 2006	53,110,851	$25,281,865

(c)	Share purchase warrants

The continuity of share purchase warrants is as follows:

Expiry date	July 12, 2006
Exercise price	$1.05
Balance, December 31, 2005	5,640,000
Issued	–
Exercised	(5,640,000)
Expired	–
Balance, September 30, 2006	–

(d)	Share purchase options

The continuity schedule of share purchase options as at September 30, 2006 is as follows:

		Weighted
Share purchase options outstanding	Number of	average
	options	exercise price
Balance, December 31, 2005	1,859,267	$1.44
Granted	3,195,000	1.72
Exercised	(164,666)	1.16
Expired or cancelled	(52,500)	1.84
Balance, September 30, 2006	4,837,101	$1.63

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

Options outstanding and exercisable at September 30, 2006 were as follows:

		Number of	Number of
		options	options
Expiry date	Option price	outstanding	exercisable
November 30, 2006	$1.10	316,600	316,600
November 30, 2006	$1.33	204,667	204,667
September 28, 2007	$1.70	900,000	600,000
November 30, 2007	$1.20	250,000	163,333
December 24, 2007	$1.50	15,000	5,000
February 29, 2008	$1.61	33,334	11,112
February 27, 2009	$1.61	50,000	16,660
April 30, 2009	$2.01	817,500	–
November 30, 2009	$1.61	250,000	83,333
February 28, 2011	$1.61	2,000,000	133,333
Total		4,837,101	1,534,038
Average option price		$1.63	$1.46

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted in the nine months ended September 30, 2006, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Exploration
Engineering	$12,876	$27,238	$17,928	$40,762
Environmental, socioeconomic and land	–	4,210	1,407	14,120
Geological	102,280	(14,317)	290,635	141,573
Exploration	115,156	17,131	309,970	196,455
Administration	635,803	130,424	1,236,225	329,610
Total compensation cost recognized in
operations, credited to contributed surplus	$750,959	$147,555	$1,546,195	$526,065

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended September 30		Nine months ended September
				30
	2006	2005	2006	2005
Risk free interest rate	4%	3%	4%	3%
Expected life	2.7 years	2.0 years	2.7 years	2.1 years
Expected volatility	69%	95%	69%	95%
Expected dividends	nil	nil	nil	Nil

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

(e)	Contributed surplus

Balance, December 31, 2005	$545,035
Changes during the period
Non-cash stock-based compensation	1,546,195
Share purchase options exercised, credited to share capital	(155,888)
Balance, September 30, 2006	$1,935,343

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Due from related parties	September 30 2006	December 31 2005
Hunter Dickinson Inc.	$361,680	$152,319

	Three months ended		Nine months ended
Reimbursement for third party	September 30		September 30
expenses and services rendered	2006	2005	2006	2005
Hunter Dickinson Inc.	$749,313	$377,364	$2,560,452	$859,325

9.	PROPOSED MERGER TRANSACTION

In April 2006, the Company announced that it had entered into agreements with shareholders holding approximately 67% of GCMI’s common shares who have agreed to support a merger among GCMI and the Company, whereby GCMI shares will be exchanged for Company’s common shares on a ratio of 8.7871 GCMI shares for each of the Company’s common share. The Company will also issue 136,607 options at exercise prices ranging from $1.02 to $1.23 with expiry dates ranging from August 2, 2006 to December 2, 2008, to replace certain GCMI options currently outstanding. If for any reason the corporate merger cannot complete, the majority shareholders of GCMI have agreed to exchange their shares at the above ratio in a series of private transactions, subject to regulatory approval.

The Company will also acquire three mineral property interests totaling approximately 100 square kilometers, lying within an area of interest near the Xietongmen Property, in exchange for 1,500,000 units, with each unit consisting of one Company common share and one common share purchase warrant exercisable at $1.59 per common share for two years, from the date of the completion of the merger and US$3,250,000 cash, with US$1,250,000 payable on completion of the merger and the remaining balance in four equal annual installments of US$500,000.

Pursuant to the terms of the merger agreement, the Company will increase its board of directors to 11 and appoint to it three GCMI nominees. Two of these nominees are Messrs. Wang Zhi and Yang (Jack) Jie, both of whom currently serve as directors of GCMI. The Company will also issue 700,000 options exercisable at $1.61 per common share expiring February 28, 2011. The Company has also agreed to retain Mr. Wang under an incentive arrangement and has agreed to pay a bonus of 2,500,000 units of the Company (one share plus one one-year share purchase

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars)

warrant exercisable at $1.59 per common share) in the event that all necessary mining permits are received in a timely manner, but in any event, no later than June 30, 2010.

As at September 30, 2006, completion of the merger is pending shareholder and regulatory approvals.

10.	BUSINESS TAXES

The Company is subject to certain business taxes levied by the Chinese government on foreign companies operating in China on services provided by the Company’s vendors in China. The Company has accrued a tax provision of $500,000 which represents management’s estimate of the potential liability.